UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:   12/31/2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ALTERNUS CLEAN ENERGY, INC.

Full Name of Registrant

N/A

Former Name if Applicable

17 State Street, Suite 4000

Address of Principal Executive Office (Street and Number)

New York City, NY 10004

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alternus Clean Energy, Inc. (the “Company,” “we,” “us” or “our”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2025 (the “Form 10-K”) on or before the prescribed due date. The Company requires additional time to complete its audit and finalize its financial statements to be included in the Annual Report due primarily to delays in the Company's closing process as a result of the additional time and resources required to engage the necessary advisors and its independent registered public accounting firm to complete the preparation and review of its financial statements. The Company is, and has been, working diligently to complete its Form 10-K as soon as possible and anticipates that the Form 10-K will be filed within fifteen calendar days following the prescribed due date in compliance with Rule 12b-25(b).

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vincent Browne	212	739-0727
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alternus Clean Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	4/1/2026	By:	/s/ Vincent Browne
Chief Executive Officer and Chief Financial Officer (Interim)

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